

December 6, 2012

Via E-Mail
Peretz Aisenstark
President
Duane Street Corp.
616 Corporate Way, Suite 2-4059
Valley Cottage, NY 10989

> **Re:** **Duane Street Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 23, 2012**
> **File No. 333-183760**

Dear Mr. Aisenstark:

We have reviewed your responses to the comments in our letter dated November 9, 2012 and have the following additional comments.

Risk Factors, page 5

1. Please add a risk factor to discuss that you do not yet have a manufacturer to manufacture your product and discuss that you do not plan to manufacture it yourself.

Business Plan Implementation Schedule, page 25

2. We note your response to our prior comment 7 and reissue in part because you have not revised your disclosure to address all of the questions raised in our comment. Please revise this section to disclose how much money will be required to implement each material step outlined in this section, providing more of a breakdown of costs, for instance, in the various steps outlined for each quarter. Similarly revise under "Plan of Operations," on page 30. This disclosure should also clearly tie in with your "Use of Proceeds" disclosure on page 20. Please also update your risk factor under "We Are Unable to Provide a Time Table" on page 11.

3. We note your response to our prior comment 10 and reissue because your description of the Babyrocker is general. Please revise to describe the Babyrocker in as much detail as is practicable. For instance, from your description it is unclear if the Babyrocker looks and functions like an exercise ball or a rocking chair. What material will the Babyrocker to be made of? What does it look like? If aspects are yet to be decided, such as material, please make that clear.

4. We note your response to our prior comment 11 and reissue in part because you did not revise your disclosure in response to our comment. Please explain in more detail what you mean by "make molds for small run of products," and "[m]anufacture additional product in first run" on page 26.

Strategy and Product, page 27

5. We note your response to our prior comment 12 and reissue. You have not made any revisions in this section in response to our comment. Please explain here what the Babyrocker is and how it differs from the example comparison to an exercise ball. Please make clear where you are in the process of developing or manufacturing your product.

6. We note your response to our prior comment 13 and reissue in part. Please add risk factor disclosure, as appropriate, regarding safety concerns when producing a baby product.

7. In this regard, please add risk factor disclosure to address the risk that the prototype has only been tested by your officers and directors, and not independent testers.

8. We note your disclosure that you plan to produce the product in a factory that produces other name brand products. Please clarify here that you have not yet found a manufacturer and that there is no guarantee that the manufacturer you select will produce other name brand products.

Government Regulations, page 28

9. We note your response to our prior comment 16 and reissue. You have not made any revisions in this section in response to our comment. Please expand your disclosure to describe government regulations that will apply to you or advise. Please also include disclosure regarding the potential costs of complying with government regulations in the caregiver market.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Plan of Operations, page 30

10. We note your response to our prior comment 19 and reissue in part. To the extent you discuss future business plans here, or elsewhere, your disclosure should be accompanied by the timeframes and financing needs to implement your goals. Examples here include your disclosure regarding anticipated revenue sources, such as sales of add-ons, licensing and strategic partnerships.

11. In the eighth paragraph on page 31, which discusses licensing or a strategic partnership, please balance that disclosure to clarify, if true, that you currently have no licensing or partnership agreements and that there is no guarantee that you be able to enter into a licensing or strategic partnership.

Recent Sales of Unregistered Securities, page 46

12. We note your response to our prior comment 23. Please revise to disclose the amount paid, or consideration, for the shares. Refer to Item 701(c) of Regulation S-K.

Exhibit 5.1

13. We note your response to our prior comment 25 and reissue because you have not refiled a revised opinion of counsel with this amendment. Please have counsel update the legal opinion's date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Jonathan Strum, Esq.